UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
Authorized Public Company

Taxpayer’s ID (“CNPJ”): 90.400.888/0001-42
Company Registry (“NIRE”):  35.3.00332067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (B3: SANB11) (“Santander Brasil”), in attention to fourth paragraph of Article 157 of Law No. 6,404/76 and Normative Instruction No. 358/02 issued by the Securities Commission of Brazil (Comissão de Valores Mobiliários – CVM), as amended, hereby announces that, observed the formalities for transactions with related parties, the Board of Directors approved the main terms and conditions for acquisition of the shares representing the totality of the capital stock of Isban Brasil S.A. and Produban Serviços de Informática S.A. (“Technology Companies”), companies indirectly controlled by Banco Santander, S.A. (Santander Spain).

The Technology Companies are the main providers of technical support and maintenance services related to software and hardware of Santander Brasil.

The transaction shall permit Santander Brasil to directly control local technology services and, upon that, to increase proximity with its business, adoption of time-to-market solutions, flexibility, quality and efficiency, aligned with the operational excellence model.

In this sense, Santander Brasil concluded, on the date hereof, the purchase of the totality of shares issued by Isban Brasil S.A., through payment of the approximate spot price of BRL 61 million.

Moreover, hereby informs that acquisition of shares representing 100% of the capital stock of Produban Brasil Serviços de Informática S.A. will be subjected to execution of definitive documents and accomplishment of certain conditions precedent, being that such transaction will involve the payment by Santander Brasil of approximately BRL 41 million to current controlling shareholder.

Santander Brasil shall maintain its shareholders and the market informed regarding new facts related to this transaction.

 São Paulo, February 19th, 2018.

Angel Santodomingo Martell

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 20, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer